

August 23, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Zacks Trust
         Issuer CIK: 0001760588
         Issuer File Number: 333-232634/811-23435
         Form Type: 8-A12B
         Filing Date: August 23, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Zacks Earnings Consistent Portfolio ETF (ZECP)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Senior Analyst, Listing Qualifications